40-206A

File No. 803-00217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940
AND RULE 206(4)-5(e) THEREUNDER

of

Crestview Advisors, L.L.C.
(Exact name of applicant)

667 Madison Avenue, 10th Floor
New York, NY 10065
(Address of principal executive offices)

Copies of all Communications, Notice and Order to:

Ross A. Oliver, Esq.
Senior Counsel & Chief Compliance Officer
Crestview Advisors, L.L.C.
667 Madison Avenue, 10th Floor
New York, NY 10065

Linda Chatman Thomsen, Esq.
Davis Polk & Wardwell LLP
901 15th Street NW
Washington, D.C. 20005

Application for an Order pursuant to Section 206A of the Investment Advisers Act of 1940 and Rule 206(4)-5(e) thereunder exempting the Applicant from the two-year ban on compensation under paragraph (a)(1) of Rule 206(4)-5 promulgated under the Investment Advisers Act of 1940

This Application, including Exhibits, consists of 23 pages.

Crestview Advisors, L.L.C. (the "**Applicant**") hereby applies to the Securities and Exchange Commission (the "**Commission**") for an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**") and subsection (e) of Rule 206(4)-5 thereunder (the "**Pay-to-Play Rule**" or the "**Rule**")[1], exempting the Applicant from the two-year ban on compensation in paragraph (a)(1) of the Rule based on the particular facts and circumstances described in this application (the "**Application**") and subject to the conditions set forth herein.

I. The Applicant

The Applicant is a Delaware limited liability company and an investment adviser that registered as such with the Commission on March 30, 2012 pursuant to Section 203(a) of the Advisers Act. It acts as the manager and investment adviser to two private equity fund complexes consisting of parallel funds that invest in lockstep in underlying portfolio companies.

II. Background

A. Introduction

This Application seeks exemptive relief from the Pay-to-Play Rule with respect to a $2,500 contribution (the "**Contribution**") made by Jeffrey A. Marcus, one of the senior investment professionals of the Applicant (the "**Contributor**") to James Richard "Rick" Perry (the "**Candidate**"), who at the time of the Contribution was a candidate for the federal office of President of the United States but who is no longer a candidate for that federal office. At the time of the Contribution, the Candidate held, and at present continues to hold, the state-elected position of Governor of the State of Texas. The Pay-to-Play Rule authorizes the Commission to grant exemptive relief to cure the consequences of an inadvertent violation of the Rule where the investment adviser discovers a contribution that triggers the two-year ban on compensation after the contribution has been made, and where the imposition of the prohibition is unnecessary to achieve the Rule's intended purpose.[2] The Rule sets forth a number of factors that the Commission will consider in an application for exemptive relief. Those factors include:

> "(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;
>
> (2) Whether the investment adviser:
>
>> (i) Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of [the Pay-to-Play Rule]; and
>>
>> (ii) Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

[1] Investment advisers subject to the Pay-to-Play Rule were required to be in compliance with the restrictions on political contributions beginning March 14, 2011. SEC Release No. IA-3043 (July 1, 2010), 75 Fed. Reg. 4108 (July 14, 2010) (the "**Adopting Release**").

[2] Adopting Release, 114.

(iii) After learning of the contribution:

(A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution."

As shown by the facts below, the Applicant believes that those factors weigh heavily in favor of the Commission granting this request for exemptive relief.

The Contribution was made by the Contributor to the campaign of the Candidate in circumstances that would prohibit the Applicant from receiving compensation from certain government entity-investors of the State of Texas under the Pay-to-Play Rule.

The Applicant believes that exemptive relief is appropriate given the applicable facts and circumstances. First, the Applicant believes, and the Contributor has confirmed, that the Contribution was not made for the purposes that the Rule was designed to prevent because the Contributor did not make the Contribution with the intent to influence any government-entity investor. The Contributor would have been eligible to vote for the Candidate in the Republican primary election in the Contributor's home state of Florida if the Candidate remained in the contest for the Republican nomination for President of the United States. The Contributor also would have been eligible to vote for the Candidate in the general election if the Candidate had become the Presidential Republican nominee. In addition, the Contributor has been a long-time supporter of the Candidate.

Further, the Applicant used its best efforts to ensure compliance with the Rule and to prevent such contributions, having adopted policies and procedures that met the requirements of the Pay-to-Play Rule. The Applicant's current policies and procedures that address the Pay-to-Play Rule (the "**Political Contributions Policies**" or "**Policies**") not only require pre-clearance for all political contributions but also "strictly prohibit" political contributions to any state or local government official or political candidate including "any national political candidate who holds a state or local office" as well as political contributions made "with the intention of influencing" politically connected individuals or entities for business purposes.[3]

In addition, after learning of the Contribution, the Applicant reminded the Contributor to strictly adhere to the Applicant's policies and procedures in the future, reviewed the

[3] Crestview Advisors, L.L.C. Regulatory Compliance Manual (the "**Regulatory Compliance Manual**"), 21.

Policies and pre-clearance procedures in detail with the Contributor and the Applicant's other personnel and enhanced its internal policies and procedures.

The Contribution was made relatively soon after the Applicant implemented a comprehensive compliance manual, part of which included its Political Contributions Policies, and at the beginning of the first full election period governed by the new Pay-to-Play Rule. The Contributor had participated in a training session that described the Political Contributions Policies, and the Contributor acknowledged receipt and understanding of the Political Contributions Policies but nonetheless unintentionally overlooked the provisions of the Policies when he made the Contribution. The Policies included a required annual certification process, which caused the Contributor to recognize that he had inadvertently neglected to follow the Applicant's strict prohibition on contributions to state officials seeking federal office. When the Contributor realized that the Contribution had unintentionally violated the Policies, he immediately brought the matter to the attention of the Applicant's Chief Compliance Officer. Prior to the time the Contributor contacted the Chief Compliance Officer, the Applicant had no knowledge of the Contribution. Upon learning of the Contribution, the Chief Compliance Officer directed the Contributor to promptly seek the return of the Contribution. The Contributor immediately requested the return of the Contribution and diligently followed up with the Candidate's campaign resulting in the prompt return of the Contribution five days after the Contributor's request.

For purposes of the Pay-to-Play Rule, the Contributor was a "covered associate" on the date of the Contribution.

In sum, as more fully detailed below, we respectfully submit that the exemptive relief requested herein during this initial transition period following issuance of the Pay-to-Play Rule is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

B. The Applicant's Regulatory Compliance Manual and Political Contributions Policies

As of March 14, 2011, the date by which investment advisers were required to comply with the Pay-to-Play Rule, and prior to the Applicant's registration as an investment adviser, the Applicant had in effect a policy that prohibited all of its officers, principals and employees (collectively, the "**Applicant's Personnel**")[4] from making a political contribution to any official of a state or local government entity without pre-clearing the proposed contribution. The Applicant further augmented and enhanced its then-existing political contribution and pre-clearance policy by adopting and implementing its current Political Contributions Policies in July 2011 (as discussed below).

When the Applicant determined in 2011 that it would be required to register as an investment adviser as a result of changes in the Advisers Act contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act, it employed a recently retired partner of its principal law firm, Davis Polk & Wardwell LLP ("**Davis Polk**"), to act on an interim basis as its internal counsel in order to assist it in preparing for its registration and

[4] The Contributor comes within this definition of "Applicant's Personnel."

in developing and implementing its compliance program, including coordinating the drafting of a code of ethics and the Regulatory Compliance Manual. In addition, at the Applicant's request, Davis Polk retained the services of ACA Compliance Group to provide compliance consulting and support services.

The Applicant's Regulatory Compliance Manual includes the Political Contributions Policies. The Applicant communicated the Policies to the Applicant's Personnel and formally implemented the Political Contributions Policies in July 2011. The Policies include clear and unambiguous prohibitions on political contributions, stating in relevant part:

> "[These] policies strictly prohibit the following types of political contributions from being made by [the Applicant], [the Applicant's Personnel] or their Covered Family Members or any entity affiliated with any of the foregoing:
>
> - Political contributions to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes;
> - Political contributions to any state, local or foreign government entity, official, candidate, political party, or political action committee; and
> - Political contributions to any national political candidate who holds a state or local office.
>
> If [any of the Applicant's Personnel], one of his or her Covered Family Members or an affiliated entity is considering making a political contribution to any national political candidate, party, or action committee, the potential contributor must seek pre-clearance from the [Chief Compliance Officer]...."[5]

In connection with its July 2011 distribution and implementation of the Regulatory Compliance Manual, which includes the Political Contributions Policies, the then-acting internal counsel conducted formal training sessions in July 2011 and reviewed carefully with all of the Applicant's Personnel the requirements of the Political Contributions Policies, including the strict prohibition on contributions to national political candidates holding state or local office as well as the Policies' requirements that all political contributions to any national political candidate must first be brought to the Applicant's attention by means of a request form submitted to the Chief Compliance Officer for "pre-clearance" of any such contributions. Following the training sessions, the Applicant's Personnel acknowledged that they had received, reviewed and understood the policies and procedures in the Regulatory Compliance Manual and agreed to comply with those policies and procedures.

As described below, the coverage of the Political Contributions Policies is broader in scope than what is required under the Pay-to-Play Rule. First, the Political Contributions Policies strictly prohibit the above-referenced types of contributions, even if the contribution amount falls within the *de minimis* amounts permitted in the Pay-to-Play

[5] Regulatory Compliance Manual, 21.

Rule ($350, if the contributor is entitled to vote for the official at the time of the contribution; $150, if the contributor is not entitled to vote for the official at the time of the contribution).[6]

Second, the Political Contributions Policies apply to a more comprehensive group of people and entities than what the Pay-to-Play Rule requires. The Political Contributions Policies apply to all of the Applicant's "officers, principals and employees" and their "Covered Family Members" defined as the children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law and children-in-law, including adoptive relationships, who share the same household as such officers, principals or employees.

Third, in addition to strictly prohibiting contributions to any "national political candidate who holds a state or local office," the Political Contributions Policies require all of the Applicant's Personnel, their Covered Family Members or affiliated entities to obtain pre-clearance from the Chief Compliance Officer if any such person "is considering making a political contribution to any national political candidate, party, or action committee" (emphasis added), even candidates who are not state or local political officials. In such instances, the Political Contributions Policies require each of the Applicant's Personnel to complete an electronic form to request pre-clearance for a political contribution indicating the name of the person requesting pre-clearance and the name of the contributor (if other than the person requesting pre-clearance); whether the proposed candidate currently holds a state or local office or is otherwise associated with a state or local office; whether the contributor has made any previous contributions to the same candidate in the same election and, if so, the aggregate amount of all contributions; whether the contributor is eligible to vote for the candidate; and the intended date of the contribution. Once the Chief Compliance Officer approves the request, the person wishing to make the contribution is asked to confirm the date the contribution was made and the amount of the contribution.

When the Regulatory Compliance Manual was implemented in July 2011, all of the Applicant's Personnel were required to acknowledge that they had received, read, understood and agreed to comply with the Applicant's policies and procedures described in the Regulatory Compliance Manual and were instructed to use the electronic Personal Trading Control Center ("**PTCC**") system to make such certification. When a person first registers with the PTCC system, a notification appears indicating that such person must complete and submit the Annual Compliance Questionnaire at the time of registration, as well as annually thereafter. The Regulatory Compliance Manual further requires that each of the Applicant's Personnel review the Regulatory Compliance Manual and confirm, among other things, that he or she (i) has complied with the Regulatory Compliance Manual's policies and procedures governing gifts and entertainment, (ii) has obtained pre-clearance for all political contributions required to be approved pursuant to the Applicant's policies, (iii) during the past 12 months, has not become aware of any violation of the Applicant's Code of Ethics that he or she did not disclose to the Chief Compliance Officer and (iv) to the best of such person's knowledge, believes that the Applicant and the Applicant's Personnel (including the person completing the Annual

[6] In addition to the Political Contributions Policies, there are separate "Gifts and Entertainment Policies" that contain policies and procedures pertaining to gifts or entertainment to government representatives that also require pre-approval from the Chief Compliance Officer. A footnote in the Gifts and Entertainment Policies refers the reader specifically to the Political Contributions Policies and states that "[Applicant] has adopted written Political and Charitable Contributions Policies and procedures, which are included in this Manual. Employees should be mindful of those policies and procedures when providing gifts or entertainment to any government representative or candidate for a government office." Regulatory Compliance Manual, 16.

Compliance Questionnaire) complied with the Applicant's written policies and procedures contained in the Regulatory Compliance Manual. The Chief Compliance Officer reviews, as part of his duties, all Regulatory Compliance Manual certifications to ensure that all of the Applicant's Personnel return a completed certification.

C. The Fund

The Applicant manages a private equity fund (the "**Fund**") that currently has approximately $2.4 billion in total capital commitments. A number of the investors in the Fund meet the definition of a "government entity" as set forth in the Pay-to-Play Rule (*e.g.*, state or local public pension plans). Many of these "government entities" have a governing board where some or all of the members of the board are appointed by a state or local elected official, such as the respective governor or mayor. For purposes of the Pay-to-Play Rule, the Applicant believes that the Candidate qualifies as an "official" of a "government entity."

A government-entity investor (the "**Investor**") to which the Candidate can appoint members of its board is a significant investor in the Fund representing approximately 8.2% of the Fund's total capital commitments. The Investor invested in the Fund in 2007.

D. The Contributor and the Contribution

The Contributor is a seasoned investment professional who joined the Applicant in 2004 to lend his investment experience, operating expertise and relationships in the telecommunications and media industry to the Applicant in sourcing, evaluating, monitoring and managing the Fund's investments.

On August 29, 2011, the Contributor made the Contribution to the Candidate's campaign for the federal office of President of the United States. The Candidate is no longer a candidate for that federal office. At the time of the Contribution, the Candidate held, and at present continues to hold, the state-elected position of Governor of the State of Texas.

The Contribution was made relatively soon after the Applicant implemented its Regulatory Compliance Manual, part of which included its Political Contributions Policies, and at the beginning of the first full election period governed by the new Pay-to-Play Rule. The Contributor had participated in a training session that described the Political Contributions Policies, and the Contributor acknowledged receipt and understanding of the Political Contributions Policies but nonetheless unintentionally and inadvertently neglected to request pre-clearance for the Contribution as required by the Policies. The Contributor has confirmed that the Contribution was not made with the intent to influence the Investor or any other person but rather to support the Candidate's campaign for federal office. The Applicant notes that the Contributor has long been a supporter of the Candidate, who has held a number of state-elected positions since the 1980s, and the Contributor has been a long-time contributor to the various election campaigns of the Candidate. In each case, such contributions to the Candidate's campaigns were made a number of years prior to 2007, the year in which the Investor invested in the Fund.

Before 2004 when the Contributor joined the Applicant, the Contributor had been very active in national politics, having once served as the co-chairman of a fund-raising committee of the Republican National Committee and also co-chaired the Republican National Committee Presidential Gala. The Contributor told the Applicant that he made the Contribution while focusing on the *federal* office the Candidate was aspiring to hold and never focused on the fact that the Candidate held a state office when he made the Contribution.

E. Actions of the Applicant

The Applicant used its best efforts to ensure compliance with the Rule and to prevent such contributions, having adopted Political Contributions Policies that met the requirements of the Pay-to-Play Rule. The Policies not only require pre-clearance for all political contributions, but also "strictly prohibit" political contributions to any state or local government official or political candidate including "any national political candidate who holds a state or local office" as well as political contributions made "with the intention of influencing" politically connected individuals or entities for business purposes.[7]

In connection with the Applicant's required annual certification for the year ended December 31, 2011, the Chief Compliance Officer sent to each of the Applicant's Personnel a reminder that each such person needed to certify in writing that, among other things, he or she had during the past 12 months complied with the Applicant's Political Contributions Policies. When the Contributor was completing the required annual certification, he realized that he had accidentally failed to follow the pre-clearance policy for the Contribution and immediately contacted the Chief Compliance Officer. Prior to the time the Contributor contacted the Chief Compliance Officer on January 26, 2012, the Applicant had no knowledge of the Contribution.

Immediately upon learning of the Contribution, the Chief Compliance Officer told the Contributor that the Contribution violated the Applicant's Policies and that the Contributor should immediately seek the return of the Contribution from the Candidate's campaign.[8] The Contributor took all necessary and appropriate steps to do so, resulting in the return of the Contribution in full on January 31, 2012, five days after the Contributor's request.

After becoming aware that the Contribution had been made, the Applicant consulted outside counsel, conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of its relevant compliance procedures. After the discovery of the Contribution, the Applicant's Chief Compliance Officer reassessed the Political Contributions Policies and determined (with the endorsement of the Chief Executive Officer) to change the certification process from an annual certification to a certification required on a quarterly basis, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Pay-to-Play Rule.

In addition, at the first regularly scheduled weekly meeting of the Applicant's executive officers and other investment professionals occurring after the Applicant became aware of the Contribution, the Chief Executive Officer, together with the Chief Compliance Officer, reviewed the Political Contributions Policies in detail with all of the Applicant's Personnel in attendance and urged them to re-read the Policies and to ask the Chief Compliance Officer if they had any questions.

The topic of political contributions was also placed on the agenda for the Partners' meeting of the Applicant, at which time the Chief Compliance Officer reviewed with the

---

[7] Regulatory Compliance Manual, 21.

[8] The Applicant acknowledges that the amount of the Contribution and the time period since it had been made exceeded that provided for in the exception for returned contributions set forth in the Pay-to-Play Rule.

firm's Partners the provisions of the Pay-to-Play Rule and reminded them of the requirements of the Political Contributions Policies, including the pre-clearance procedures.

III. Request for Order Exempting the Applicant from Certain Provisions of the Pay-to-Play Rule

A. Applicable Law

The Pay-to-Play Rule gives the Commission the authority to grant exemptive relief from the Rule's "time out" requirement that prohibits an investment adviser from receiving compensation for providing investment advisory services to a government entity within two years after a triggering contribution has been made. The Commission noted in the Adopting Release that "[t]his provision will provide advisers with an additional avenue by which to seek to cure the consequences of an inadvertent violation by the adviser that falls outside the limits of the rule's *de minimis* exception and exception for returned contributions . . . ."[9]

The provision of a means for granting exemptive relief in the Pay-to-Play Rule indicates that the Commission did not view exemptions from the Rule to be *per se* inconsistent with investor protection and the purpose of the Pay-to-Play Rule and that the Commission intended exemptive relief from Rule 206(4)-5(a)(1) to apply under certain limited circumstances. The Applicant respectfully submits that what happened here falls within those circumstances.

In determining whether to grant an exemption, the Pay-to-Play Rule directs the Commission to consider, among other factors:

> "(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;
>
> (2) Whether the investment adviser:
>
> > (i) Before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of [the Pay-to-Play Rule]; and
> >
> > (ii) Prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and
> >
> > (iii) After learning of the contribution:
> >
> > > (A) Has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and
> > >
> > > (B) Has taken such other remedial or preventive measures as may be appropriate under the circumstances;
>
> (3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;
>
> (4) The timing and amount of the contribution which resulted in the prohibition;

[9] Adopting Release, 114.

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution."

Each of the foregoing factors is discussed below.

B. Statements in Support of the Application

1. The exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

The Applicant firmly supports the Pay-to-Play Rule's objective and recognizes its important function. This Application should not be construed in any way as detracting from that recognition and support. The basis for the exemptive relief sought herein is that the Contribution was made by the Contributor under circumstances that the Applicant believes demonstrates that there was every effort by the Applicant to comply with the Rule and no effort or intent by the Applicant or the Contributor to influence the Investor or any other person or to act in a manner adverse to the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

The Applicant notes that the Pay-to-Play Rule has only recently become effective. Politically active investment advisers and their personnel have had to significantly adjust their actions and thought processes with respect to the making of political contributions.

The Applicant has used its best efforts to educate and train all of the Applicant's Personnel to understand the new policies and procedures of the Rule and to put into place policies and procedures reasonably designed to prevent violations of the Rule. The Applicant is confident that the current policies set forth in the Political Contributions Policies will soon become second nature to all its personnel.

2. The Applicant (i) before the date of the Contribution, had adopted and implemented policies and procedures reasonably designed to prevent violations of the Pay-to-Play Rule; (ii) prior to and at the time the Contribution was made, had no actual knowledge thereof; and (iii) after learning of the Contribution, (a) took all available steps to cause the Contributor to obtain a return of the Contribution and (b) has taken other remedial or preventive measures that are appropriate under the circumstances.

As of March 14, 2011, the date by which investment advisers were required to comply with the Pay-to-Play Rule, the Applicant had in effect a policy that prohibited all of the Applicant's Personnel from making a political contribution to any official of a state or local government entity without pre-clearing the proposed contribution. In July 2011, before the Contribution was made, the Applicant further augmented and enhanced its existing political contribution and pre-clearance policy by adopting and formally introducing the current Political Contributions Policies. In conjunction with such implementation, the Policies were reviewed with all of the Applicant's Personnel. The Policies are robust, comprehensive and clear. They strictly prohibit all political contributions to any state or local government entity, official or candidate and require all political contributions to be pre-cleared by the Chief Compliance Officer. In addition, the Political Contributions Policies were part of the training sessions reviewed in detail with all of the Applicant's Personnel in July 2011. Each of the Applicant's Personnel, including the Contributor, certified and acknowledged that he or she had received a copy of the Regulatory Compliance Manual and had read it, understood it and agreed to comply with it. The annual certification conducted in January 2012, which was the first annual certification to occur after the effective date of the Rule and the implementation of the Regulatory Compliance Manual, prompted immediate disclosure by the Contributor to the Applicant's Chief Compliance Officer so that the Chief Compliance Officer could instruct the Contributor to take steps to obtain the return of the Contribution. At no time prior to the date the Contributor contacted the Chief Compliance Officer did the Applicant have any knowledge of the Contribution. Upon learning of the Contribution, the Chief Compliance Officer promptly reminded the Contributor to strictly adhere to the Applicant's Policies and procedures in the future, reviewed the Policies and pre-clearance procedures in detail with the Contributor and the Applicant's other personnel and directed the Contributor to immediately seek a return of the Contribution from the Candidate's campaign. The Chief Compliance Officer also reported the incident to the Applicant's Chief Executive Officer. Thus, the Applicant made, adopted and implemented policies and procedures reasonably designed to prevent, and also to uncover, violations of the Pay-to-Play Rule.

The Applicant also consulted outside counsel and conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of its relevant compliance procedures.

The Chief Executive Officer, together with the Chief Compliance Officer, addressed the Applicant's Political Contributions Policies at the first regularly scheduled weekly meeting of its executive officers and other investment professionals after learning of the Contribution. At that time, they reviewed the Political Contributions Policies in detail with all people in attendance and urged them to re-read the Policies and to direct any questions they may have about the Policies to the Chief Compliance Officer. The Chief Compliance Officer also addressed the issue and reviewed the Policies, including the pre-clearance requirement, at the Applicant's first regularly scheduled Partners' meeting after learning of the Contribution.

The Chief Compliance Officer determined that, above and beyond the requirements of the Political Contributions Policies then in place, which already met the requirements of the Pay-to-Play Rule, the Policies could and should be further enhanced to prevent future contributions from being made in violation of the Commission's Rule or the Applicant's Policies. Accordingly, the Chief Compliance Officer reassessed the Political Contributions Policies and determined (with the endorsement of the Chief Executive Officer), to change the certification process from an annual certification to a certification required on a quarterly basis, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Pay-to-Play Rule.

As noted above, the Chief Compliance Officer promptly directed the Contributor to seek the immediate return of the Contribution from the Candidate's campaign. The Contributor promptly requested the return of the Contribution and diligently followed up with the Candidate's campaign to ensure the return of the Contribution. The full amount of the Contribution was returned by the Candidate's campaign within five days after the Contributor requested its return.

Since August 29, 2011, the date of the Contribution, the Investor's share of carried interest and management fees payable to the Fund's general partner and investment manager that became payable on or after such date has been retained by such general partner and investment manager in an account pending the outcome of this request for exemptive relief.

3. At the time of the Contribution, the Contributor was a "covered associate" of the Applicant.

For purposes of the Pay-to-Play Rule, the Contributor was a "covered associate" on the date of the Contribution.

4. The Contribution was not made at a time when the Investor was contemplating any investment-related decisions with respect to the Applicant.

Formal training sessions were conducted in July 2011, and the Regulatory Compliance Manual, including the Political Contributions Policies and the pre-clearance procedures, were carefully reviewed at that time with all of the Applicant's Personnel. The Contribution of $2,500 was made on August 29, 2011 during the initial weeks after the Applicant, a previously unregistered investment adviser, and the Applicant's Personnel were undertaking efforts to satisfy extensive new compliance obligations required under the Advisers Act. This all transpired during the beginning of the first full election period following the effective date of the Rule and presented those persons and entities governed by the Political Contributions Policies with the need to apply these new Policies to their personal conduct.

The Applicant used its best efforts to ensure compliance with the Pay-to-Play Rule and to prevent political contributions from being made by implementing policies and procedures intended to address the Pay-to-Play Rule, not only requiring pre-clearance for all political contributions, but also "strictly" prohibiting political contributions to any state or local government official or candidate including any national political candidate who holds a state or local office.

The timing of the Contribution relative to the timing of the investment made by the Investor in the Fund is also pertinent. The Investor made its capital commitment to the Fund in the fourth quarter of 2007. Its capital commitment is irrevocable, and the Investor may not withdraw from the Fund. The Contribution, however, was made in August 2011, more than three and a half years after the Investor's investment in the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant.

5. The election was a federal election.

The Contribution was made to the Candidate's campaign for the federal office of President of the United States. The Contribution was made at the beginning of the first full election period governed by the new Pay-to-Play Rule and soon after the Applicant implemented its current Political Contributions Policies. As a resident of Florida and a registered Republican at the time the Contribution was made, the Contributor was eligible to vote in the Florida primary election if the Candidate had remained in the contest for the Republican nomination for President of the United States and would have been eligible to vote for the Candidate if the Candidate had become the Republican Presidential nominee.

6. As evidenced by the facts and circumstances surrounding the Contribution, the Contributor's motive was not to induce an investment by the Investor.

The Contributor has a long-standing history of supporting the Candidate. He contributed what he thought was the maximum amount permitted for a candidate per election under the federal election laws to a candidate running for the federal office of President of the United States and by so doing unintentionally and inadvertently violated the Political Contributions Policies. Although he participated in the training session during which time the Political Contributions Policies were explained, and he acknowledged in his written certification that he had received, read and understood the Regulatory Compliance Manual's procedures and policies, he nonetheless inadvertently overlooked the prohibition on political contributions to state and local officials among the other new requirements that he, along with all of the Applicant's Personnel, was then instructed to observe. The foregoing is not intended as an "excuse" for the Contributor's oversight; rather, it is intended to set forth the context in which this oversight was committed.

Importantly, the Investor made its capital commitment to the Fund in the fourth quarter of 2007, and the Fund's final closing occurred in December 2009, after which no new investors were admitted to the Fund. The Contribution, however, was made in August 2011, more than three and a half years after the Investor's investment in the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant. The Applicant has not yet commenced fundraising activities with respect to any successor fund to the Fund. Moreover, the Applicant has a long-standing relationship with the Investor, and it is clear that the Contribution was neither made at a time when the Applicant was offering any investment-related product to the Investor nor necessary or intended to obtain or retain the Investor's investment in the Fund.

IV. Request for Relief

The Commission noted in its Adopting Release that "[w]e intend to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violations, while effecting the policies underlying the rule."[10]

For the foregoing reasons, the Applicant respectfully requests that the Commission enter an order exempting the Applicant from the two-year ban on compensation in Rule 206(4)-5(a)(1) for the two-year period beginning on the date the Contribution was made on August 29, 2011 and ending on August 29, 2013. If the requested order is granted, the Applicant agrees to comply with the following conditions:

(1) The Contributor will be prohibited from discussing any business of the Applicant with any "government entity" client or prospective client for which the Candidate is an "official" as defined in Rule 206(4)-5(f)(6) until August 29, 2013.

(2) Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Applicant as of August 29, 2011. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Advisers Act.

[10] Adopting Release, 115.

(3) The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until August 29, 2013. Copies of the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in Rule 204-2(e) of the Advisers Act.

The Applicant respectfully requests the Commission's expeditious review of this Application.

*　　　　*　　　　*　　　　*

The verification required by Rule 0-4(d) under the Advisers Act is attached hereto as Exhibit A. A form of proposed notice for the order of exemption requested by this Application is attached hereto as Exhibit B. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit C.

Pursuant to Rule 0-4(c)(1) under the Advisers Act, the Applicant declares that the Application is signed on its behalf by an authorized officer of the Applicant pursuant to the Amended and Restated Limited Liability Company Agreement of the Applicant in effect on the date hereof, which authorizes the undersigned to execute and deliver any document on behalf of the Applicant. The Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

CRESTVIEW ADVISORS, L.L.C.

By: ______________________

Name: Barry S. Volpert

Title: Chief Executive Officer

Dated: November 13, 2012

EXHIBIT A

STATE OF NEW YORK

COUNTY OF NEW YORK, SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached application for an order for exemptive relief pursuant to Section 206A of the Investment Advisers Act of 1940, as amended, and Rule 206(4)-5(e) thereunder dated November 13, 2012 for and on behalf of Crestview Advisors, L.L.C.; that he is the Chief Executive Officer of such entity; that Section 15 of the Amended and Restated Limited Liability Company Agreement of the Applicant in effect on the date hereof vests in him the powers possessed by managers of a limited liability company under the laws of the State of Delaware, including the authority to execute, deliver and file such application on behalf of the Applicant; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been complied with and taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CRESTVIEW ADVISORS, L.L.C.

By: [signature]
Name: Barry S. Volpert
Title: Chief Executive Officer

Subscribed and sworn to before me the Chief Executive Officer this 13 day of November, 2012.

[OFFICIAL SEAL] [signature]

My commission expires: 5/14/2016

STEPHANIE HEATHER BERNSTEIN
Registration #01BE6261595
Qualified in New York County
My Commission Expires
May 14, 2016

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ____________ File No. ________

[________ __, 2012]

Agency: Securities and Exchange Commission (the "**Commission**").

Action: Notice of Application for Exemption under Section 206A of the Investment Advisers Act of 1940 (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder.

Applicant: The "**Applicant**" is Crestview Advisors, L.L.C., a Delaware limited liability company that is registered as an investment adviser with the Commission.

Summary of Application: The Applicant applies to the Commission for an Order pursuant to Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder exempting the Applicant from the two-year ban on compensation in paragraph (a)(1) of Rule 206(4)-5 promulgated under the Advisers Act.

Filing Date: The application (the "**Application**") was filed on November ___, 2012.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [___], 2012, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549-8549; Crestview Advisors, L.L.C., 667 Madison Avenue, 10th Floor, New York, NY 10065

For Further Information Contact: Melissa A. Roverts, Branch Chief, at (202) 551-6722; Sarah A. Buescher, Branch Chief, at (202) 551-6787; or Melissa S. Gainor, Attorney-Adviser, at (202) 551-6722 (Office of Investment Adviser Regulation, Division of Investment Management, Securities and Exchange Commission).

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-1520 (tel. (202) 551-5850).

Applicant's Representations:

1. The Applicant is a Delaware limited liability company that registered as an investment adviser with the Commission on March 30, 2012. As a registered investment adviser, the Applicant is subject to the provisions of the Advisers Act, including the rules promulgated thereunder. Rule 206(4)-5 under the Advisers Act (the "**Pay-to-Play Rule**" or the "**Rule**"), among other things, makes it unlawful for an investment adviser to provide investment advisory services for compensation to a government entity within two years after a contribution to an "official" of the "government entity" is made by the investment adviser or any "covered associate" of the investment adviser.

2. The Applicant currently manages a private equity fund complex (the "**Fund**") with approximately $2.4 billion in aggregate capital commitments. One of the investors in the Fund (the "**Investor**") meets the definition of a "government entity" as set forth in the Pay-to-Play Rule. The Investor made the determination to invest, and invested, in the Fund in the year 2007 and currently holds approximately 8.2% of the Fund's total capital commitments.

3. On August 29, 2011, Jeffrey A. Marcus (the "**Contributor**") made a $2,500 contribution (the "**Contribution**") to the campaign of James Richard "Rick" Perry (the "**Candidate**") for the federal office of President of the United States. The Candidate is no longer a candidate for that federal office. At the time of the Contribution, the Candidate held, and at present continues to hold, the state-elected position of Governor of the State of Texas. As such, the Candidate meets the definition of an "official" of a "government entity" for purposes of the Pay-to-Play Rule. Consequently, in the absence of exemptive relief, the Applicant would be prohibited from providing investment advisory services for compensation to the Investor for two years beginning on August 29, 2011, the date of the Contribution, as the Contributor was a "covered associate" on the date the Contribution was made for purposes of the Pay-to-Play Rule.

4. As of March 14, 2011, the date by which investment advisers were required to comply with the Pay-to-Play Rule, the Applicant had in effect a policy that prohibited all of its officers, principals and employees (collectively, the "**Applicant's Personnel**") from making a political contribution to any official of a state or local government entity without pre-clearing the proposed contribution. In July 2011, before the Contribution was made, the Applicant further augmented and enhanced its existing policy by adopting and formally introducing policies intended to address the Pay-to-Play Rule (the "**Political Contributions Policies**" or the "**Policies**"). In conjunction with such implementation, the Policies were reviewed with all of the Applicant's Personnel, including the Contributor. The Policies are robust and comprehensive. They strictly prohibit all political contributions to any state or local government entity, official or candidate and require all political contributions to be pre-cleared by the Chief Compliance Officer. The Policies include clear and unambiguous prohibitions on political contributions, stating in relevant part: "[These] policies strictly prohibit...[1] political contributions to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes; [2] political contributions to any state, local or foreign government entity, official, candidate, political party, or political

action committee; and [3] political contributions to any national political candidate who holds a state or local office." The Policies also state that "if [any of the Applicant's Personnel] is considering making a political contribution to any national political candidate, party, or action committee, the potential contributor must seek pre-clearance from the [Chief Compliance Officer]." At the time of the Contribution, the Applicant's existing compliance manual included the Political Contributions Policies.

5. The Contribution was made relatively soon after the Applicant implemented its comprehensive compliance manual (the "**Regulatory Compliance Manual**"), part of which included its Political Contributions Policies, and at the beginning of the first full election period governed by the new Pay-to-Play Rule. The Contributor had participated in a training session that described the Political Contributions Policies, and the Contributor acknowledged receipt and understanding of the Political Contributions Policies but nonetheless unintentionally and inadvertently neglected to request pre-clearance for the Contribution as required by the Policies.

6. In connection with the Applicant's required annual certification for the year ended December 31, 2011, the Applicant's Chief Compliance Officer sent to each of the Applicant's Personnel a reminder that each such person needed to certify in writing that, among other things, he or she had during the past 12 months complied with the Political Contributions Policies. In response to the request for the certification, the Contributor informed the Chief Compliance Officer of the Contribution. Prior to the time the Contributor contacted the Chief Compliance Officer on January 26, 2012, the Applicant had no knowledge of the Contribution.

7. On the advice of the Chief Compliance Officer and with the efforts of the Contributor, the Contributor successfully obtained the return of the Contribution in full five days after the Contributor requested the return of the Contribution.

8. After becoming aware of the Contribution, the Applicant consulted outside counsel and conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of the Applicant's relevant compliance procedures. The Applicant changed its certification process from an annual certification to a quarterly certification, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Pay-to-Play Rule. In addition, at the next regularly scheduled weekly meeting of the Applicant's executive officers and other investment professionals, the Chief Executive Officer, together with the Chief Compliance Officer, reviewed the Political Contributions Policies in detail with all of the Applicant's Personnel in attendance and urged them to re-read the Policies and to ask the Chief Compliance Officer if they had any questions. The topic of political contributions was also placed on the agenda for the Partners' meeting of the Applicant, at which time the Chief Compliance Officer reviewed with the firm's Partners the provisions of the Pay-to-Play Rule and reminded them of the requirements of the Political Contributions Policies, including the pre-clearance procedures.

Applicant's Legal Analysis:

1. The Pay-to-Play Rule gives the Commission the authority to grant exemptive relief from the Rule's "time out" requirement that prohibits an investment adviser from receiving compensation for providing investment advisory services to a government entity within two years after a triggering contribution has been made. The Commission noted in the Adopting Release that "[t]his provision will provide advisers with an additional avenue by which to seek to cure the consequences of an inadvertent

violation by the adviser that falls outside the limits of the rule's *de minimis* exception and exception for returned contributions . . . ."[1] The provision of a means for granting exemptive relief in the Pay-to-Play Rule indicates that the Commission did not view exemptions from the Rule to be *per se* inconsistent with investor protection and the purpose of the Pay-to-Play Rule and that the Commission intended exemptive relief from Rule 206(4)-5(a)(1) to apply under certain limited circumstances. The Applicant respectfully submitted that what happened here falls within those circumstances.

2. In determining whether to grant an exemption, the Pay-to-Play Rule directs the Commission to consider, among other factors: (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser, (a) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule, (b) prior to or at the time the contribution which resulted in such prohibition was made, had no knowledge of the contribution, and (c) after learning of the contribution, took all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution and took other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a "covered associate" or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local) and (vi) and the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

3. The Applicant stated that it firmly supports the Pay-to-Play Rule's objective and recognizes its important function and that the Application should not be construed in any way as detracting from that recognition and support. The Applicant argued that the basis for the exemptive relief sought in the Application was that the Contribution was made by the Contributor under circumstances that the Applicant believes demonstrated that there was every effort by the Applicant to comply with the Rule and no effort or intent by the Applicant or the Contributor to influence the Investor or any other person or to act in a manner adverse to the protection of investors and the policies and provisions of the Advisers Act. Importantly, the Applicant noted that the Contribution was made more than three and a half years after the Investor made an irrevocable commitment to the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant. The Applicant maintained that the Contribution was unrelated to the Investor's decision to invest in the Fund. The Applicant noted that the Pay-to-Play Rule had only recently become effective. Politically active investment advisers and their personnel have had to significantly adjust their actions and thought processes with respect to the making of political contributions. The Applicant stated it used its best efforts to educate and train all of the Applicant's Personnel to understand the new policies and procedures of the Rule and to put into place policies and procedures reasonably designed to prevent violations of the Rule.

4. The Applicant stated that before the Contribution was made, the Applicant had in place robust, comprehensive and clear Political Contributions Policies that strictly prohibited all political contributions to any state or local government entity,

[1] Adopting Release, 114.

official or candidate and required all political contributions to be pre-cleared by the Chief Compliance Officer. In addition, the Political Contributions Policies were part of the training sessions reviewed in detail with all of the Applicant's Personnel, including the Contributor, in July 2011. Each of the Applicant's Personnel, including the Contributor, certified and acknowledged that he or she had received a copy of the Regulatory Compliance Manual and had read it, understood it and agreed to comply with it. At no time prior to the date the Contributor contacted the Chief Compliance Officer did the Applicant have any knowledge of the Contribution. Upon learning of the Contribution, the Applicant stated the Chief Compliance Officer and the Contributor took all available steps to seek, and successfully obtained, a prompt return of the Contribution five days after the Contributor requested the return of the Contribution. The Applicant stated the Chief Compliance Officer also reviewed the Policies and pre-clearance procedures in detail with the Contributor and the Applicant's other personnel. The Applicant stated it also undertook other remedial measures. Specifically, the Applicant stated that it: (i) consulted with outside counsel and conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of its relevant compliance procedures; (ii) addressed the Political Contributions Policies at the first regularly scheduled weekly meeting of its executive officers and other investment professionals; (iii) reviewed the Political Contributions Policies in detail with all people in attendance at such meeting and urged them to re-read the Policies and to direct any questions they may have about the Policies to the Chief Compliance Officer; (iv) reviewed the Policies, including the pre-clearance requirement, at the Applicant's next regularly scheduled Partners' meeting; and (v) changed the certification process from an annual certification to a quarterly certification, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Pay-to-Play Rule.

5. For purposes of the Pay-to-Play Rule, the Applicant stated the Contributor was a "covered associate" on the date of the Contribution.

6. With respect to timing, the Applicant stated that the Contribution was made during the initial weeks after the Applicant, a previously unregistered investment adviser, and the Applicant's Personnel were undertaking efforts to satisfy extensive compliance obligations required under the Advisers Act that were new to the Applicant. In addition, the Applicant stated that the Contribution was made during the first full election period following the effective date of the Rule. The Applicant further stated that the Investor made its irrevocable capital commitment to the Fund in the fourth quarter of 2007. However, the Contribution was made in August 2011, more than three and a half years after the Investor made the decision to invest in the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant.

7. The Applicant stated that the Contribution was made to the Candidate's campaign for the federal office of President of the United States. The Contribution was made at the beginning of the first full election period governed by the new Pay-to-Play Rule and soon after the Applicant implemented its current Political Contributions Policies. As a resident of Florida and a registered Republican at the time the Contribution was made, the Applicant noted that the Contributor was eligible to vote in the Florida primary election if the Candidate had remained in the contest for the Republican nomination for President of the United States and would have been eligible to vote for the Candidate if the Candidate had become the Republican Presidential nominee.

8. The Applicant stated that the Contributor has had a long-standing history of supporting the Candidate. He contributed what he thought was the maximum amount permitted for a candidate per election under the federal election laws to a candidate running for the federal office of President of the United States and by so doing unintentionally and inadvertently violated the Political Contributions Policies. Although he participated in the training session during which time the Political Contributions Policies were explained, and he acknowledged in his written certification that he had received, read and understood the Regulatory Compliance Manual's procedures and policies, he nonetheless inadvertently overlooked the prohibition on political contributions to state and local officials among the other new requirements that he, along with all of the Applicant's Personnel, were then instructed to observe. The Applicant stated that the foregoing is not intended as an "excuse" for the Contributor's oversight; rather, it is intended to set forth the context in which this oversight was committed. Importantly, the Applicant also noted that the Investor made its capital commitment to the Fund in the fourth quarter of 2007, and the Fund's final closing occurred in December 2009, after which no new investors were admitted to the Fund. The Contribution, however, was made in August 2011, more than three and a half years after the Investor's investment in the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant. The Applicant stated that it has not yet commenced fundraising activities with respect to any successor fund to the Fund. Moreover, the Applicant stated that it has had a long-standing relationship with the Investor and that it is clear that the Contribution was neither made at a time when the Applicant was offering any investment-related product to the Investor, nor was it necessary or intended to obtain or retain the Investor's investment in the Fund.

Applicant's Conditions:

1. The Contributor will be prohibited from discussing any business of the Applicant with any "government entity" client or prospective client for which the Candidate is an "official" as defined in Rule 206(4)-5(f)(6) until August 29, 2013.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Applicant as of August 29, 2011. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Advisers Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until August 29, 2013. Copies of the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in Rule 204-2(e) of the Advisers Act.

* * * *

For the Commission, by the Division of Investment Management, under delegated authority.

Name: ______________________
Title:

Dated: [•], 2012

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ______________

IN THE MATTER OF
Crestview Advisors, L.L.C.
667 Madison Avenue, 10th Floor
New York, NY 10065

ORDER UNDER SECTION 206A AND RULE 206(4)-5(e) OF THE INVESTMENT ADVISERS ACT OF 1940

Crestview Advisors, L.L.C. (the "**Applicant**") filed an Application on November ___, 2012 requesting an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder, exempting the Applicant from the two-year ban on compensation under paragraph (a)(1) of Rule 206(4)-5 promulgated under the Advisers Act, based on the particular facts and circumstances described in the Application and subject to and conditioned upon the representations and conditions set forth in the Application.

On [__], 2012, a notice of filing of the Application was issued (Investment Advisers Act Release No. [__]). [The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.]

The matter has been considered, and it is found, on the basis of the information set forth in the Application, that granting the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Accordingly,

IT IS ORDERED, that the requested exemption from the two-year ban on compensation under paragraph (a)(1) of Rule 206(4)-5 of the Advisers Act is hereby granted, effective immediately, subject to the conditions in the Application.

For the Commission, by the Division of Investment Management, under delegated authority.

Name: ______________________________
Title:

Dated: [•], 2012